THE WMARKETPLACE, INC.

2022 Report

Dear investors,

2022 marks WMarketplace's second full year of sales operations. The year brought successes, challenges and lessons learned that are being applied to 2023. Overall revenue performance was down 2.28% , led by a miss in program revenue, HER-Commerce below). The focus in the first half of the year was on securing funding through our WeFunder crowd funding campaign and on recruiting sellers to build our product selection. In the second half, the business focused shifted to driving consumer purchases on the platform. As a result of a weaking economic outlook a great deal of attention was on managing expenses.

2023 Plans

We are excited about 2023. As we enter our third year of operations, we are optimist and have already begun to apply the lessons learned in 2022 to strength and improve our business.

The key theme of 2023 for the team will be focusing on activities that will deliver business value and high-margin revenue. We will continue to maintain our consumer facing site as we shift time, and energy to building for the longer-term business based on the big bets. The attached 2023 forecast supports these Big Bets:

Big Bets

The WMarketplace proprietary, multitenant platform release in early Q2. We launched this development project in 2021 with our pre-seed investor. The goal was to replace the third-party application that housed our seller microsites (Webkul) with a scalable tool that is compatible with Shopify but would give us the ability to replace the other Shopify apps and scale to our own platform within the next 3-5 years. The project was delayed but recent testing has given us confidence that the application can be deployed in early Q2 2023.

Refreshed HER-Commerce released in Q1.

HER-Commerce is our proprietary instructor lead ecommerce workshop program to support women owned businesses with practical information on improving their ecommerce presence, overall sales and selecting the right sales channel for their products. To date we have hosted 130 business through the program. Based on research done with over seven thousand women-owned businesses in the US in late 2022 the content has been updated and the refreshed program content is set to launch in Q1 2023.

Wholesale opportunities.

Based on the positive reception we had from women-owned businesses wanting to participate in the WBENC holiday gift box program and demand we saw from corporate customers, we will develop wholesale opportunities for our sellers in 2023. We kicked this off with a successful International Women's Day gift box in cooperation with the WBENC Great Lakes region.

WMarketplace VIP customer loyalty program

WMarketplace VIP program launched January 2023. The program is a 1:1 engagement targeting the top 10% customers who have purchased more than once within the past 90 days. The program will offer recognition of the customer status, a gift card for their birthday, personal shopping for special occasions, access to special VIP products and promotional products, and rewards for submitting reviews.

Fund Raising

We have successfully reduced expenses and extended our runway for over 12 months. We feel strongly that the launch our IP (V2) and successful execution of at least 2 sponsored HER-Commerce cohorts are necessary to show traction ahead of our next round of funding. We will need support and input as we begin developing this plan.

We need your help!

Our investor community is an important part of our business success. We need help and support as we continue to build our brand. We need our investor community to use WMarketplace as a shopping channel and a place to support their investments. Product selection continues to expand each week with new businesses joining the platform and marking their products and services available to purchase.

Spreading the news about WMarketplace is also an area that we would like the investor community engagement and support. We are building a follow-through positive shopping and customer service experience. The more our supporter leverage the site and talk with their circle of influence about it the faster we grow and they see positive returns on the investments made.

Sincerely,

TJ Woodberry
Board Member

Susan Gates
CMO/Co-Founder

Kate ISLER
CEO/Co-Founder

Our Mission

Our next area of growth is in the B2B sector. Bringing women entrepreneurs onto the platform and providing easy access to each other to accelerate their business growth is a game changer. We will build on the ecosystem of women-owned businesses on TheWMarketplace and expose more opportunities to do business with one another. We will expand into international markets. There are women entrepreneurs in every corner of the globe, ready for a platform built for them to grow and thrive.

See our full profile

How did we do this year?

Report Card

B-

The Good

- Platform sales were up 76% over 2021 despite widespread bad econom c news
- Sellers: we added 161 new sellers to the platform and are appealing to higher visibility brands
- Strategic artnerships were a major highlight in 2022

The Bad

- Overall revenue was down 2.28% led by missing program revenue (HER-Commerce).
- Platform deployment: Delayed launch the WMarketplace IP to replace the multi-tenant application, scheduled for May.
- Assembling a working advisory board should have been a priority.

2022 At a Glance

January 1 to December 31

$115,561 [2%]
Revenue

-$654,344
Net Loss

$19,212 +17%
Short Term Debt

$1,412,329
Raised in 2022

$698,333
Cash on Hand
As of 04/ 6/23

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The only ecommerce platform selling women-owned products and services.

We are passionate about gender equity and saw the disproportionate effect that the pandemic was having on women. With shopping and services requiring a digital-first presence and women making 83% of purchasing decisions AND starting businesses at record rates, TheWMarketplace is the most direct way to support women entrepreneurs.

TheWMarketplace is a website that sells products and services that are owned by women. Women entrepreneurs join TheWMarketplace and immediately have a nation-wide customer base and a community, rather than going it alone. We support them with classes, community and advertising to help customers find them. Shoppers come to the site to purchase from women-owned businesses or to hire a woman expert. We are a women-owned business that helps other women-owned businesses grow and thrive.

Our next area of growth is in the B2B sector. Bringing women entrepreneurs onto the platform and providing easy access to each other to accelerate their business growth is a game changer. We will build on the ecosystem of women-owned businesses on TheWMarketplace and expose more opportunities to do business with one another. We will expand into international markets. There are women entrepreneurs in every corner of the globe, ready for a platform built for them to grow and thrive.

Milestones

The WMarketplace Inc. was incorporated in the State of Washington in November 2020.

Since then, we have:

- 💸 $500K pre-seed investment within 5 months of launching site
- 💰 Revenue from day 1 of site launch; 500% growth in 2021 from 4 revenue streams.
- 🔑 10 partnerships with government, non-profit & for-profit entities
- 🇺🇸 Sales channel for 14M women-owned businesses in US, # growing rapidly
- 👩‍💻 Already have a diverse community of 500+ sellers from 34 states.
- 💪 Unique chance to support 1000's of women-owned businesses with a single investment
- 💥 CEO spent 20 yrs as Microsoft global exec. Started and led three start-ups to date.

Historical Results of Operations

Our company was organized in November 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $115,561 compared to the year ended December 31, 2021, when the Company had revenues of $118,256. Our gross margin was 53.69% in fiscal year 2022, compared to 65.43% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $1,060,324, including $784,389.03 in cash. As of December 31, 2021, the Company had $349,220 in total assets, including $39,306 in cash.
- *Net Loss*. The Company has had net losses of $654,343.96 and net losses of $225,298 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $19,211.69 for the fiscal year ended December 31, 2022 and $16,355 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $300,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The WMarketplace Inc. cash in hand is $698,332.55, as of April 2023. Over the last three months, revenues have averaged $11,476.60/month, cost of goods sold has averaged $12,339/month, and operational expenses have averaged $33,589/month, for an average burn rate of $34,451.40 per month. Our intent is to be profitable in 6 months.

Platform sales were up 160% over 2022. Sales from Holiday Gift Boxes and International Women's Day promotions and the "Women Rock" WBNC Great Lakes made a substantial contribution.

Expenses continue to level.

Total expenses 83% of budget.
· Salaries have been reduced and marketing spending budgeted now based on history.

Investment HER-Commerce educational program continues:
Communications are sent every two weeks announcing the program and content. Open rates are well over 30%

Refreshed program content launched March 27, 2023

Detailed eCommerce Web pages have been added to the site.

Implemented SEO strategy on 10% of the site. Attributing this strategy with the increase in platform sales we will begin prioritizing the next set of 100 pages.

We expect revenue growth will continue in platform
sale as a result of investments noted above. We continue to build the HER-Commerce pipeline and have launch new workshop content based on research on what women-owned businesses need. The pace closing sponsorships is slower that we forecasted as a result of overall economic pressure sponsorships have been reduced and or pulled back.

The release of our IP and the streamline of seller onboarding
will speed product availability on the site.

We will continue to manage expenses to reflect the economic
conditions and look to raise additional funds in Q4.

We continue to invest in both building a strong customer base for
platform and program (HER-Commerce) sales and developing and deploying our technology to replace a number of SHOPIFY apps that are not scalable.

Over the past year we have seen increasing demand to provide these services and to partners
with government, non-profits and for profit organizations to provide a sales channel to their members and for corporate gifting. Many of these organizations focus on mentoring,and networking and look to WMarketpalce eCommerce platform to give their members access to a national sales channel and support them to create a storefront and product listings.

We continue to focus investment in driving shopper traffic and conversion on the site with targeted GTM campaigns attracting value-based shopper to specific communities to buy from. Examples include: Black Owned, Asian Owned etc.

We intend to rely on the cash we have in the bank and revenue we are currently earning. Without WeFunder capital we will scale much slower than forecasted.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -566% **Gross Margin: 54%** **Return on Assets: -62%** **Earnings per Share: -$1,290.62** **Revenue per Employee: $28,890** **Cash to Assets: 74%** **Revenue to Receivables: 9,535%** **Debt Ratio: 2%**

The_WMarketplace_Inc_Financial_Statements__Footnotes_FY_2021__2022.pdf

The_W_Marketplace_2020_GAAP_Financials_-_Audit_Letter_Final.pdf

We ♥ Our 228 Investors

Thank You For Believing In Us

Hatem Rowaihy
Eva Betancourt
Jacqualine Kally
Mz. Showunmi
Gemechu Getachew
Sarah DILLINGHAM
Brian McDowell
Patrick Spaulding Ryan, P...
Camille Strano
Rohit Vadhwana
Paul Regalia
Maria Lewis
Ali Abdulla Rashed Alkha...
Tammy Takacs
Jane Stiehl
Rajendra Desai
Candace L Glover
Jenny R Avery
Andrew Hamada
Lucas Isler
Bernadine Cruz
Rachel Anderson
Nancy Carroll
Mynor Contreras
Zahed Hossain
Stanley Williams
Stephan Phillips
Julio Castellon
Miles D Butler Sr
Geogy Philip
Donna Hunt Riley
Elizabeth Lopez
Chris Samy
Brylon Tan
Shona Gupta
Jerry Cindy Neraj
Walter Fyler
Brandy Hipp
Julie Campbell
Dillie J. Green
Nelson Nathan
Trong Nguyen
Meg Mazzie Craig
Nakpangi Thomas
Kelvin Cox
Elijah Keeping It Straight
Alex Doty
Kevin Brown
James J Dehon Jr
Kathy Marshall
Fatou Jagne
Alicia Velasco
Prashant Trivedy
David Martinelli
Alba Gambin
Steven Brevett
Michael FLAX
Faustina Iroha
Anne Oshman
Michael Lee
Gregory Dusine
John Miller
Trevor Whittingham
Victoria Larner
Pia Giambrone
Simone Tennant
Juan Edward WILLIAMS
Crystal Rubino
Neryk Davydov
Kathryn Schwab
Isabelle Bart
Dwayne Patrick Hall
Clark Killingsworth
David Macario
Russ DeWolfe
Luis Butz Jr.
Rabina I Zoman
Moses Odowole
Morris Gelman
Ann Ruble
Julia Turner
Frank Poort
Gerald Gates
Greg Hollingsworth
Carol Bennett
Elizabeth Tinkham
Ina Jones
Fatou Jagne
Rebecca Norlander
David Scheiffele
Veronica Verb
Michael Boyce
Ruben Gonzalez
Dene Levenson
Bernard Brooks
Simone Zorzi
Lohit Kumar Ranganeni
Ron Romero
Shane Foley
Daniel McDonald
Sarah Hester
Benny M Koontz
Garey Smith
Lenworth Grandison
Phillip Wright
Charles R. Myers II
Sean Stobart
Christopher Hajar
Jacob Januszewski
Wilfrid Jean-francois
Roderick Herron
Sarah S Pollas
Lynn Power
Alfred Newman
Pihu Sharma
Kata Islar
Darryl Roundtree
Nageswar Bijjvemula
Marc A Pierre Louis
Ruben Gonzalez
Stephen Hayes
Vivian Cruz Nieves
Darek Scott
Brent E. Walker M.D
Sanjeev Manjal
Amanda DuBois
Louis Petrarca
Valarie Harris
Catherine Akin
Kathy Schmidt
Wayne G. Petty
Michael DeVellis
Muthu SANKARAN
Kristi Haynes
Massimo DiMeo
Leana Hargrave
Arthur Bernier Jr
Treva Cain
Robert Moriguchi
Kate ISLER
Cynthia M Stevenson
Theresa Welk
John A Jackson
Robert J Seaburgh
Michael R Prescia
Deanna Stelling
Erin Drury
Martina Walkhoff
John Albritton
Lisa Rider
Israel Serna
Holly Gordon
Amanda Yesenia Ortiz
Sarah Duerwald
Rachel E Summers
Jim Ball
Lloyd M Gubin
Mark Hockley
Debbie L Williams
Heather Ward
Betsy Flanagan
Richard Stancil
Connie Robinson
Michelle Madigan
Austin Leedom
Jeffrey P. Gabel
Joseph Lizyness
Richard Mackey
Dexter Suttle
Kunjar Bhaduri
Joel Trinidad
Erika McKitterick
Kevin King
David Reid
Nehpal Walke
Jasie Moreno
Prosper Nwankpa
Joe Hatfield
Charles Hosec Jr
Chaitanya Jani
Niles Baranowski
Laura Smith
Roberto Flores
Venkatesh Patil
Shellie Stockfish
Martin Nwosu
Dana Lu Silverstein
Christopher Devlin
Haley Dunham
Kelly Langford
Larry D. Smith
Julie Turner
Nickie Smith
Melvin Hatter
Eric Zimula
Kathi Leitzsch
Victoria Vela
Richard C DOWDELL
Jesus Elias Hita
Rishikesh Kumar
Tara Parker
Dawn Jackson
William E Sims Jr
Isaiah Immanuel Fountaine
Jeffrey Schwartz
Jennica Vida
Christie Lawler
Jessica Vazquez
Nnenna Ndike
Cavriella Schuster LLC
Robin Gitelman
Linda Perlstein
Robert Mann
Aikaterini Finerl
Douglas Isler
Melissa Goodman
Sherri Yuke
Denise Pines
Jacob DuBois
Nalini Durgana
Manojkumar S. Patel
Kathy Marshall
Cecelia Cooper Nelson
Hongshi Xu
George Schnibbe
Jon Brood
Localia Looper Nelson
Edward R Johnson Jr

Thank You!

From the The WMarketplace, Inc. Team



Kate ISLER
CEO/Co-Founder



Susan Gates
CMO/Co-Founder

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
TJ Woodberry	Poppi's Spa & Lounge @ Self	2022
Susan Gates	Co-Founder CMO @ The WMarketplace Inc	2020
Kathryn Isler	Co-Founder/CEO @ The WMarketplace Inc	2020

Officers

OFFICER	TITLE	JOINED
Susan Gates	Secretary Vice President	2020
Kathryn Isler	Treasurer President CEO	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Kathryn Isler	3,750,000 Common	50.0%
Susan Gates	3,750,000 Common	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2020	$50,000	Common Stock	Regulation D, Rule 506(b)
03/2021	$250,000	Common Stock	Regulation D, Rule 506(b)
03/2021	$250,000		Section 4(a)(2)
05/2022	$1,412,329		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

The founders have loaned the company $6,824 to cover certain operating expenses. There's no interest rate or maturity date associated with this loan.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Non Voting Common Stock	500,000	500,000	No
Voting Common Stock	9,500,000	7,500,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,500,000

Risks

Short/mid-term reliance on third party technology. In order to launch and grow our business quickly we relied on off the shelf technology with limited security and features. TWM has out grown the mass market products available and now require more security, scalability and enhanced seller management features to be attractive to sellers and buys alike. Lack of investment and innovation in a propriety platform that meets the increasing demands of online merchants and shoppers will slow growth.

The success of The WMarketplace will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. TWM's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner.

TheWMarketplace may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the TheWMarketplace may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Kate Isler, The WMarketplace co-founder and CEO, and Susan Gates, TWM co-founder and CMO, each currently own equivalent equity ownership in the Company, which collectively aggregates approximately 80% of TWM's outstanding equity. The co-founders are currently the Company's sole members of its Board of Directors, and therefore have significant control over the management of the Company and the direction of its policy and affairs. This concentrated control in the Company will limit Investors' ability to influence Company matters.

The Wmarketplace potential is dependent on our ability to attract and retain sellers and service providers to list and sell on our platform. We need to invest rapidly recruit new businesses in volume through existing and new partnerships to satisfy consumer demand and provide and extensive range of products and services.

We face competition from one dominate player in the market. Amazon has become the defacto shopping sight in the US market with a strong brand significant financial resources, technical and human resources and superior expertise in research & development along with marketing and brand recognition.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

TheWMarketplace is an early stage company incorporated on November 2, 2020. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part

of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

The WMarketplace Inc

- Washington Corporation
- Organized November 2020
- 4 employees

6040 Princeton Ave NE
SEATTLE WA 98115

https://thewmarketplace.com/

Business Description

Refer to the The WMarketplace, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

The WMarketplace, Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.